October 26, 2007

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention:	Barbara C. Jacobs, Assistant Director
Kathleen A. Collins
Patrick M. Gilmore
David L. Orlic

Re:	3PAR Inc.
Registration Statement on Form S-1
Initially filed August 14, 2007
File No. 333-145437
Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of 3PAR Inc. (“3PAR” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated October 19, 2007, relating to 3PAR’s Registration Statement on Form S-1 (File No. 333-145437) (the “Registration Statement”).

On behalf of 3PAR, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by courier copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement filed on September 26, 2007). Amendment No. 2 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with 3PAR’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

General

1.	We are in receipt of your request for confidential treatment of certain portions of Exhibits 10.18 and 10.19 to the registration statement. We will convey comments to you on that request under separate cover.

The Company acknowledges the Staff’s comment and appreciates the Staff’s attention to its request for confidential treatment.

2.	Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X as necessary.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has included financial information for the second fiscal quarter ended September 30, 2007, in Amendment No. 2.

Prospectus Summary, page 1

3.	We have reviewed the materials you provided in response to comment 2 of our letter dated September 17, 2007. In your response, you assert that you are the leading provider of utility storage products and services, because you are the sole provider of these products and services. Elsewhere in the prospectus, however, you describe your competitive market as the market for storage products and services generally. Please tell us whether you consider yourself to be a leading provider in the conventional storage segment. Please also consider whether statements regarding your market position should be placed in that context.

In response to the Staff’s comment, the Company has revised the disclosure in the “Prospectus Summary” and “Business” sections of the prospectus to provide that utility storage is a segment of the larger, global market for Fibre Channel and iSCSI open storage area networks, a market in which the Company competes with larger, more established companies. The Company respectfully submits that it is the leading provider of products and services within the utility storage segment of the above mentioned market. The revised disclosure appears on pages 1 and 58 of Amendment No. 2.

Management’s Discussion and Analysis, page 33

4.	Please refer to prior comment 13 of our letter dated September 17, 2007. Supplementally advise as to the nature of your relationship with the customer that comprised 25% of your revenue in the first quarter of fiscal 2008.

The Company supplementally advises the Staff that no additional relationships exist between the Company and the referenced customer. The customer has purchased products from the Company on a purchase order basis, and other than the purchase orders, no contractual relationships exist between the Company and the customer.

Critical Accounting Policies and Estimates, page 37

Stock-Based Compensation, page 39

5.

Please refer to our comment 17 of our letter dated September 17, 2007. While we note in your response that you have disclosed the various assumptions used under the Black-Scholes option pricing model to value all options granted since the adoption of SFAS 123(R), the intent of our previous comment was to disclose the factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock used in valuing the options granted. As a result, please revise your disclosure to discuss the factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock. In this regard, clarify whether you believe that you adequately applied the guidance in the AICPA’S Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid) to all of your valuations in determining

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

the fair value of your common stock and if so, please explain how the valuations for each stock option grant was consistent with the guidance in the Practice Aid. For example, for each valuation you should include a discussion of the specific approaches used (i.e. income, market comparable and prior sales) in valuing your common stock including any changes in assumptions as well as how each approach was weighted and selected in determining the fair value of your common stock.

In response to the Staff’s comment, the Company supplementally advises the Staff that the fair values of the underlying common stock used in valuing all options granted subsequent to its adoption of SFAS 123(R) were based on independent valuations obtained from Valuation Research Corporation, or VRC, an unrelated third-party valuation specialist. The Company refers the Staff to pages 40 and 41 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus, where it has disclosed the various factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock. The Company believes that VRC specifically applied the guidance in the AICPA’s Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

6.	In addition, when your IPO price range is disclosed, revise to disclose the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant. This discussion should describe significant intervening events within the company, similar to your response (i.e. your quarterly growth in revenues and other driving factors), to better support the significant increase in the valuation of the Company’s common stock from October 2006 to January 2007 (29% increase), January 2007 to April 2007 (28% increase) and April 2007 to July 2007 (25% increase).

In response to the Staff’s comment, the Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include additional disclosure explaining developments in the Company’s business and operating results that contributed to the increases in the fair value of the Company’s common stock. The revised disclosure appears on page 41 of Amendment No. 2.

Results of Operations, page 42

7.	We note your response to comment 18 of our letter dated September 17, 2007 and your discussion that all material changes within cost of revenue for all periods presented have been discussed in the “Gross Margin” subsections of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the registration statement. The discussion of results of operations should cover material changes for individual line items in the results of operations for all periods presented. We believe that your discussion regarding gross margin is vague with respect to addressing the fluctuations within cost of revenues. If you continue to provide a discussion of the changes in gross margin as opposed to a discussion of the changes in cost of revenue, we believe you should revise your disclosure to provide quantification for each source that contributed to a material change. For example, you should quantify the difference in margins by discussing the amount of revenue earned associated with larger systems as well as what is considered a “large system.” Additionally, you should explain how you were able to realize manufacturing economies of scale that resulted in the increase in gross margins for each period presented. Refer to Section III. D of SEC Release 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include a discussion of the changes in cost of revenue for all periods presented. The revised disclosure appears on pages 45 and 48 of Amendment No. 2.

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

Business, page 56

Government Entities, page 66

8.	We note your response to comment 5 of our letter dated September 17, 2007. Please quantify the portion of your business that is subject to renegotiation or termination as described.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Customers” in the “Business” section of the prospectus to quantify the portion of the Company’s business related to sales to government end customers. The revised disclosure appears on page 68 of Amendment No. 2.

Compensation Discussion and Analysis, page 77

9.	We note your response to comment 25 of our letter dated September 17, 2007. Your supplemental discussion regarding how disclosure of specific targets will result in competitive harm for purposes of Instruction 4 to Item 402(b) of Regulation S-K is conclusory. As a related matter, we do not believe that you responded to comment 30 of the same letter. Please revise or advise.

Competitive Harm Analysis

With respect to the Staff’s comment that we provide additional information concerning the competitive harm arising from disclosure of the specific operating targets (the “Targets”) under the 2007 and 2008 cash bonus plans, the Company respectfully advises the Staff that the Company believes that disclosure of the Targets is not required because disclosure of such information would result in the Company suffering competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, when the disclosure of such information would result in competitive harm for the registrant. Instruction 4 states that the standard to use in determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 (“Exemption 4”), of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (the “FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

Exemption 4 of the FOIA provides generally that the provisions of the FOIA requiring agencies to make information available to the public do not apply to matters that are trade secrets or commercial or financial information, obtained from a person and privileged or confidential. See generally 5 U.S.C. § 552(b)(4). For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret, or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

With respect to the first requirement of the test, the United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

(D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” The Company respectfully submits that the Targets, which include specific targets relating to total revenues, net income/loss and available cash, constitute confidential commercial or financial information, as such terms are described above.

Under the second requirement of the test, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, which is a corporation, is a person within the meaning of Exemption 4.

With respect to the third requirement of the test, commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291. The Company respectfully submits that the Targets should be considered “confidential” and that their disclosure would likely result in substantial competitive injury to the Company for the reasons set forth below. In addition, because of concerns over possible competitive harm, the Company has not previously made public any of the Targets.

The Targets include highly confidential information that is directly related to the Company’s financial projections, future strategies, internal goals and perceptions of its future performance in the market. The storage industry is an extremely competitive industry. Disclosure of the Company’s confidential information, such as the Targets, would allow the Company’s competitors to draw meaningful conclusions about a number of highly confidential and important matters. More specifically, the Company’s competitors could use that information to determine the Company’s future plans and focus, such as its plans for future growth or the focus of its sales or product development efforts. Disclosure of this information would also allow the Company’s competitors to better understand the key factors that are critical to the Company’s achievement of its future goals and the likelihood that the Company will achieve those goals. As a result, the Company’s competitors would be able to formulate their own strategies to prevent the Company from achieving its performance goals or to counteract the Company’s plans, either of which could make it much more difficult for the Company to follow its business strategies and achieve its goals. For these reasons, disclosure of the Targets could cause substantial economic harm to the Company’s competitive position, which would result in significant economic harm to the Company.

Analysis of Ability to Achieve the Targets

The Company notes the Staff’s comment 30 of the Staff’s letter dated September 17, 2007, that pursuant to Instruction 4 to Item 402(b), if the Company does not disclose the Targets as a result of the competitive harm that would result from such disclosure, the Company should discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed Targets. In response to comment 9 of the Staff’s letter dated October 19, 2007, the Company has revised the “Compensation Discussion and Analysis” section of the prospectus to include additional disclosure relating to the ability and likelihood of meeting the Targets. The revised disclosure appears on page 84 of Amendment No. 2.

Prior Comment 30

With respect to the Company’s response to comment 30 of the Staff’s letter dated September 17, 2007, the Company supplementally advises the Staff that prior references to “identified targets” related only to the targets under the 2007 and 2008 cash bonus plans. These targets were not relevant for purposes of determining any other form of compensation and, other than for purposes of establishing the fiscal 2008 cash bonus plan, were not considered in connection with the 2007 annual performance review of any executive officer. In several places in the “Compensation Discussion and Analysis” section of the prospectus, as previously revised in response to the Staff’s letter dated September 17, 2007, the Company

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

disclosed that in fiscal 2007, these targets related to total revenues, net income/loss, and available cash, and in fiscal 2008, these targets will relate to total revenues and net income/loss. With respect to the two other principal forms of compensation (base salary and equity incentives), in Amendment No. 1, the Company provided substantial additional disclosure concerning factors affecting decisions concerning base salary and equity incentives. Again, the targets applied in fiscal 2007 and will apply in fiscal 2008 only to payments under the cash bonus plans.

With respect to the Staff’s request in comment 30 of the Staff’s letter dated September 17, 2007, that the Company discuss the “subjective” considerations used in determining the weighting of the relative forms of compensation, the Company has provided additional disclosure in the “Weighting of Compensation Components” subsection of the “Compensation Discussion and Analysis” section of the prospectus. This additional disclosure appears on page 82 of Amendment No. 2.

Competitive Market Review for Fiscal 2007 and Fiscal 2008, page 78

10.	We note your response to comment 28 of our letter dated September 17, 2007. Please be advised that we are still considering the issue.

The Company supplementally advises the Staff that the Venture Capital Salary Survey is prepared on a confidential basis by several venture capital firms in Silicon Valley. The information included in the survey is based on data that these firms collect from their portfolio companies. The survey provides salary ranges for various executive officer positions based on the salaries of the executive officers at these portfolio companies, but does not identify the names of these companies. We did not benchmark against any individual companies, and we have revised the disclosure in the “Competitive Market Review for Fiscal 2007 and Fiscal 2008” subsection of the “Compensation Discussion and Analysis” section of the prospectus to clarify this point. The revised disclosure appears on page 80 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 100

11.	We note your response to comment 37 of our letter dated September 17, 2007. Please tell us why you have not provided in the footnotes to the table on page 100, the approximate dollar amount of the related person’s pecuniary interest. See Item 404(a)(4) of Regulation S-K.

The Company supplementally advises the Staff that it has not provided the dollar amount of Messrs. Fong’s, Siegel’s and Wei’s interests in the referenced preferred stock sale transaction because, based on the structures of the venture capital funds with which these individuals are affiliated, the Company cannot provide an accurate approximation of the dollar amount of such interests until such time as such venture capital funds make a distribution with respect to the purchased shares of preferred stock. The amount of such distributions depends on a number of factors, many of which can change from the time that the shares were purchased until the date of the actual distribution. These factors include in particular the value of the shares at the time of distribution. If the Company attempted to calculate the approximate dollar amount of their interests in the purchased shares, that amount could potentially be misleading because it would very likely be an inaccurate approximation of the individuals’ interest in such shares. The Company believes that the inability to calculate this interest accurately is the reason that disclosure of individual partners’ interests in their respective venture capital funds has not been historically included in IPO prospectuses.

Underwriting, page 115

12.	We note your response to comment 45 of our letter dated September 17, 2007. Regulation S-K requires registrants to briefly describe the indemnification provisions of the underwriting agreement, in addition to filing the underwriting agreement as an exhibit to the registration statement. See Items 508(g) and Item 601(b)(l) of Regulation S-K. Please tell us your analysis as to why Item 508(g) is inapplicable in this circumstance.

Pursuant to discussions with the Staff, the Company understands that no response is necessary to this comment.

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

13.	We note your response to comment 47 of our letter dated September 17, 2007. If you refer to the pricing of unsold allotments or securities held in discretionary accounts after completion of the distribution, rather than activities in connection with the distribution, please state that in your disclosure.

In response to the Staff’s comment, the Company supplementally advises the Staff that the underwriters have advised the Company that the sentence on page 117 of Amendment No. 2, which states “[i]f all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms,” may refer to activities in connection with the distribution or after completion of the distribution. Because the sentence does not refer exclusively to the pricing of securities before or after the distribution is complete, the Company has clarified the disclosure on page 117 of Amendment No. 2 in response to the Staff’s comment.

14.	We note your response to comment 48 of our letter dated September 17, 2007 and your citation to the Current Issues and Rulemaking Projects dated November 14, 2000. Please tell us why you have not included the following language in your disclosure: “the underwriters’ purchases to cover the syndicate short sales may have the effect of raising . . . the market price of the [issuer’s] stock. . .. .”

In response to the Staff’s comment, the Company respectfully submits that the guidance the Staff published in Current Issues and Rulemaking Projects (Nov. 14, 2000) explicitly states that a registrant’s disclosure regarding the syndicate short position and the manner in which it is covered “may use the language set forth following each point or may be in other clear, plain language.” The Company directs the Staff to the following two sentences on page 118 of Amendment No. 2:

“Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market.”

The Company believes that these two sentences convey, in clear, plain language, the fact that the underwriters’ purchases to cover syndicate short sales may have the effect of raising the market price of the Company’s common stock to a higher price than otherwise might exist in the open market absent such purchases.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

15.	We note your response to comment 53 of our letter dated September 17, 2007, where you concluded that the provisions of paragraphs 59 and 61 of SOP 97-2 were not applicable since the telephone support related to your software is limited to non-conformance with product specifications. Clarify what you mean by “nonconformance with product specifications.” In this regard, clarify whether you have provided any support to your customers related to technical questions or user problems with your software. Given that you provide telephone support for software products, we believe that this guidance is applicable.

In response to the Staff’s request for clarification, the Company advises the Staff that prior to March 2007, the Company did not provide any post-delivery telephone support with respect to technical questions or customer problems related to use of its products. However, the Company did provide telephone support as a method for customers to report warranty claims. The telephone support was available 24 hours a day, 7 days a week, for customers to report product failures or issues related to the product not performing in accordance with established product specifications (i.e., non-conformance with product specifications). The calls received from customers were routinely documented, tracked and submitted to our customer service department for resolution. In those limited instances where calls were received for which the matter was not an item covered under warranty, the customer service specialist communicated to the customer that the issue was not covered by warranty.

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

Based on the fact that no post-delivery telephone support was provided to customers other than for purposes of warranty claims, the Company has concluded that the provisions of paragraphs 59 and 61 of SOP 97-2 are not applicable. However, the Company notes that even if such guidance was deemed applicable, the accounting applied by the Company would not change. The basis for this view is that while the warranty was for a three-year period, the Company had an established history of providing substantially all of the telephone support related to the software warranty within one year of the product sale. In addition, (i) the telephone support fee was included in the initial transaction fee, (ii) the estimated cost of providing telephone support during the warranty period was insignificant and (iii) the Company did not offer upgrades/enhancements during the warrant period. Therefore, the Company would have met all of the conditions in paragraphs 59 and 61 of SOP 97-2 and would have recognized the revenue allocable to telephone support together with the initial product sale and accrued the estimated costs of providing telephone support in accordance with SFAS 5.

16.	Please refer to comment 54 of our letter dated September 17, 2007. We reissue part of our previous comment to provide us with the range of typical renewal rates (i.e. the percentage of the PCS renewal rate in comparison to the total license fee) that are stated in your contracts. Additionally, for existing customers, clarify whether you amended previous customer contracts to include stated PCS renewal rates or whether you offered existing customers PCS on a standalone basis for a separate fee.

In response to the Staff’s comment, the Company is providing on a supplemental basis, information regarding the Company’s pricing structure for PCS renewal rates.

The Company’s storage server products include a backplane, storage controller nodes (which is essentially the CPU), disk drives and the embedded InForm Suite software. Customers may also license additional software applications. The number of controller nodes required varies directly with the storage capacity of the product. In addition, the Company’s product configurations require pairs of controller nodes. Accordingly, a product can be configured with two, four, six or eight controller nodes (for performance and redundancy purposes). The Company’s PCS pricing for both its InForm Suite software and its additional software applications is based on the number of controller nodes in the storage server product. This pricing is fixed and there is no variability in the pricing across customers within each geographic region in which the Company operates. For example, the annual PCS renewal rate for the Inform Suite software for a two-node system is $5,800 and the renewal rate for an eight-node system is $17,600. Since the Company’s PCS renewal rates are based on the number of controller nodes and not correlated with the contractually stated software license fee, the Company does not believe it is meaningful to express the Company’s PCS renewal rate as a percentage of the total license fee.

The Company supplementally advises the Staff that it did not amend previous customer contracts to include stated PCS renewal rates for arrangements prior to March 2007. Further, the Company has not offered existing customers that have not yet reached the end of the original warranty period PCS on a standalone basis for a separate fee. For customers that purchased storage systems prior to the Company’s change to a software support model in March 2007, the Company will offer these customers the opportunity to purchase PCS at prices consistent with the Company’s stated renewal rates when the initial warranty period expires.

17.	We note in your response to comment 55 of our letter dated September 17, 2007 that there are some agreements where the initial PCS term is between two and five years. We also note in your discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 35 that your deferred revenue balance includes both product and support revenue when VSOE of fair value of product support did and did not exist. Revise to disclose the timing of revenue recognition by type of deferred revenue to allow readers to better understand the nature of these balances and the timing of recognition for the long-term portion.

In response to the Staff’s comment, the Company has revised its disclosure in Note 4 to the Consolidated Financial Statements in the prospectus to include information regarding the timing of revenue recognition by type of deferred revenue. The revised disclosure appears on page F-18 of Amendment No. 2.

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

18.	We note on page 62 that you provide a number of optional software applications. Please clarify whether your software licenses related to these optional software applications are perpetual or term-based licenses that can be purchased after the initial purchase of your product.

In response to the Staff’s comment, the Company advises the Staff that the software licenses related to optional software applications are sold under perpetual license agreements. These software applications may be purchased by customers with the initial system sale or can be purchased after the initial system sale. The Company has revised the disclosure that appears on page 64 of Amendment No. 2 to clarify these points.

Note 10. Share Based Payments, page F-27

19.	We note your response to comment 60 of our letter dated September 17, 2007 and have reviewed the supplemental data provided for our request of stock option grant data. Please confirm that there were no option grants during the months of August 2007 and September 2007. In addition, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company supplementally advises the Staff that there were no option grants during the months of August 2007 and September 2007. The Company will provide the Staff with updates to the requested information for all equity related transactions subsequent to September 2007 and through the effective date of the Registration Statement.

*  *  *  *  *

Securities and Exchange Commission

Re: 3PAR Inc.

October 26, 2007

Pursuant to Rule 472, Amendment No. 2 is filed herewith in response to the Staff’s Comments.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/565-3836) or Robert Latta (650/320-4646) or Robert Kornegay (650/320-4533). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Latta and Kornegay at 650/493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lance E. Brady

Lance E. Brady

cc:	David C. Scott
Adriel Lares
Alastair Short
Ricardo E. Velez
Robert P. Latta
Robert F. Kornegay